                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                                    PHC, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                 (CUSIP Number)

                           Gary D. Halbert, President
                        ProFutures Fund Management, Inc.
            11612 Bee Cave Road -- Suite 100, Austin, Texas 78738
                                 (512) 263-3800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 17, 2000
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition of which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following box [__].

Note: Six copies of this statement, including all Exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          ProFutures Special Equities Fund, L.P.
          74-2786952

2)   Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [ ]

3)   SEC Use Only


4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)  Sole Voting Power  430,283

     8)  Shared Voting   691,575

     9)  Sole Dispositive Power   430,283

     10) Shared Dispositive Voting Power   691,575

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person     691,575

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares   (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:

           9.62%

14)  Type of Reporting Person

          PN

------ Schedule 13D cont'd --------


CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          Gary D. Halbert
          ###-##-####

2)   Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [ ]

3)   SEC Use Only



4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          USA

Number of Shares Beneficially Owned by Reporting Person:

     7)  Sole Voting Power  261,292

     8)  Shared Voting   691,575

     9)  Sole Dispositive Power   261,292

     10) Shared Dispositive Voting Power   691,575

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person     691,575

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares   (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:

           9.62%

14)  Type of Reporting Person

          IN

---------------   Schedule 13D  (cont'd.) ----------------

                                    PHC, INC.

         ProFutures Special Equities Fund, L.P. ("PSEF") hereby amends PSEF's Statement on Schedule 13D (the "Statement") filed on June 13, 1997 in connection with PSEF's ownership of shares of Class A Common Stock, $0.01 par value per share (the "Common Stock"), of PHC, Inc. (the "Company"):

         Item 2A of the Statement, "Identity and Background", is hereby amended and restated as follows:

A.       Persons Filing this Statement.

         (1) Name: ProFutures Special Equities Fund, L.P. State of Organization: Delaware
                  Principal Business: Investments in securities Address of Principal Business and Office:
                           11612 Bee Cave Road -- Suite 100
                           Austin, Texas 78738
                  Criminal and Civil Proceedings: None

         (2)      Name: Gary D. Halbert
                  Citizenship: USA
                  Principal Business: President, ProFutures Fund
                           Management, Inc., authorized agent of ProFutures Special Equities Fund, L.P., Investment Management
                  Address of Principal Business and Office:
                           11612 Bee Cave Road -- Suite 100
                           Austin, Texas 78738

         (3) John F. Mauldin resigned as an officer of ProFutures in September 1999. He is no longer part of the Group.

         Items 5(a)-(c) of the Statement, "Interest in Securities of the Issuer", are hereby amended by adding the following statements:

         (a) and (b) The aggregate number of shares of Common Stock owned beneficially by the Group as of the close of business on July 27, 2000 was 760,075, or approximately 10.57% of the shares of Common Stock outstanding. This percentage is based upon 7,016,832 shares of Common Stock reported to be issued in Company's Form S-3 filed on July 14, 2000, plus 170,416 shares of Common Stock due upon exercise of the Group's Warrants. The shares of Common Stock beneficially owned by PSEF were purchased with working capital. The shares of Common Stock beneficially owned by Halbert were purchased with personal funds.


                   Number of
                   Shares Directly         Percentage of
Ownership          Owned                Outstanding Shares*
PSEF                430,283                   5.98 %
Gary D. Halbert     261,292                   3.64 %

     TOTAL          691,575                   9.62 %





         (c) Over the past 60 days, PSEF sold Common Stock of the Company in the following brokered transactions on the NASDAQ Small Cap Market (dates are settlement dates):

Date      No. of Shares   Price     Transaction
6/22/00    5,000          $1.31      sold
6/22/00   11,000          $1.25      sold
6/23/00    5,000          $1.31      sold
6/29/00   17,000          $1.29      sold
6/30/00    2,100          $1.25      sold
6/30/00   10,000          $1.19      sold
7/10/00    1,000          $1.2187    sold
7/12/00    4,000          $1.1560    sold
7/21/00   28,100          $1.1238    sold
7/24/00   30,500          $1.1238    sold
7/25/00   10,000          $1.1560    sold
7/26/00   12,000          $1.1250    sold
7/26/00    1,000          $1.25      sold
7/28/00    2,000          $1.09      sold
8/07/00    7,000          $.88       sold
8/09/00   15,000          $.84       sold
8/10/00   11,000          $.84       sold
8/11/00    3,500          $.84       sold
8/14/00   17,000          $.84       sold


         Item 7 of the Statement, "Material to be Filed as Exhibits", is hereby amended and restated as follows:

         Exhibit 1, the Joint Filing Agreement, is attached hereto.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct, and the undersigned agree that this statement shall be filed on behalf of each of them.

Dated: August 17, 2000


                                       PROFUTURES SPECIAL EQUITIES FUND, L.P.

                                       By: ProFutures Fund Management, Inc.,
                                           authorized agent

                                       By: /s/ Gary D. Halbert
                                           -------------------------------------
                                               Gary D. Halbert, President


                                       /s/ Gary D. Halbert
                                       -----------------------------------------
                                           Gary D. Halbert




Each of such Reporting Persons certifies only the information stated herein regarding such Reporting Person.

                                  EXHIBIT INDEX

     Exhibit 1      Joint Filing Agreement